EXHIBIT 4.11

Execution Copy

DEVELOPMENT AND SUPPLY AGREEMENT

Dated as of April 8, 2002

among

ZARLINK SEMICONDUCTOR AB

ZARLINK SEMICONDUCTOR LIMITED

ZARLINK SEMICONDUCTOR (U.S.) INC.

and

GIVEN IMAGING LTD.

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT

HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.

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Table of Contents

(continued)

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Table of Contents

(continued)

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This Agreement is made as of April 8, 2002 (the “Effective Date”), among Zarlink Semiconductor AB, a Swedish corporation (“Zarlink AB”), Zarlink Semiconductor Limited, a United Kingdom limited liability company (“Zarlink UK”), and Zarlink Semiconductor (U.S.) Inc., a Delaware corporation (“Zarlink US” and, together with Zarlink AB and Zarlink UK, “Zarlink”), on a joint and several basis, and Given Imaging Ltd., an Israeli corporation (“Given”).

WHEREAS, Given wishes to have Zarlink design, manufacture and supply, and Zarlink wishes to design, manufacture and supply, customized, application specific integrated circuits (the “Circuits”) to be used in Given’s proprietary single-use, disposable color in-vivo video M2ATM swallowable capsule used in connection with its proprietary wireless gastrointestinal imaging system (the “ M2ATM Capsule”); and

WHEREAS, Given is not in the business of designing and manufacturing integrated circuit technology, and Seller is one of the companies capable of designing and manufacturing such technology;

NOW, THEREFORE, in consideration of the promises and the mutual covenants set forth herein, Zarlink and Given, intending to be legally bound, agree as follows:

1.	DEFINITIONS
1.1.	“Agreement” shall mean this Development and Supply Agreement as amended, supplemented or otherwise modified by a Change Order or other written agreement signed by each of the parties.
1.2.

“Applicable Quality Standards” shall mean (i) the FDA Quality System Regulations, (ii) the European Quality Standards, (iii) the FCC Regulations and (iv) the additional worldwide standards referred to in the Application Specifications, in each case, to the extent the compliance therewith is required for the Circuits to be used in the M2ATM Capsule.

1.3.	“Application Specifications” shall mean version 7.4 of the confidential and proprietary specifications for the M2ATM Capsule, the receipt and confidentiality of which Zarlink hereby acknowledges.
1.4.	“Approved Fab” shall mean each of Fab One and Fab Two.
1.5.

“Background IP” shall mean all Intellectual Property owned by one of the parties hereto or licensed from a third party with a right to sublicense (unless restricted from being disclosed or used pursuant to a third party license agreement) by such party that is conceived, created or developed prior to or independent of any work performed under this Agreement, whether or not incorporated into the Circuits.

1.6.	“Authorized Representative” is defined in Section 13.1.

1.7.	“Change Order” shall mean a written amendment to this Agreement executed by each of Zarlink and Given substantially in the form of Exhibit A attached hereto in accordance with Section 2.7 or 6.7.
1.8.	“Cells” is defined in Section 3.5.
1.9.	“Circuit Specifications” is defined in Section 2.1(a).
1.10.	“Confidential Information” is defined in Section 4.1.
1.11.	“Covered Taxes” is defined in Section 7.6(a).
1.12.	“Defect” is defined in Section 8.2(a).
1.13.

“Design Phase” is defined in Section 2.1(b) and “Design Acceptance Date” shall mean the date the results of the Design Phase are accepted, or deemed to have been accepted, by Given pursuant to Section 2.4.

1.14.	“Development Cost” is defined in Section 2.6.
1.15.	“Development Work” is defined in Section 2.1.
1.16.	“Dispute” and “Dispute Notice” are defined in Section 12.2.
1.17.	“Dollar” or “$” shall mean the legal tender of the United States of America.
1.18.	“Effective Date” is defined in the Preamble.
1.19.	“Escrow Agent”, “Escrow Agreement” and “Escrow Documents” are defined in Section 2.9(a).
1.20.

“European Quality Standards” shall mean the standards and requirements of each of the (i) ISO 9001of the International Standards Organization, (ii) the Medical Devices Directive of the European Union and (iii) EN 46001 of the European Union.

1.21.	“Fab One” shall mean Zarlink’s manufacturing facility located in Plymouth, United Kingdom.
1.22.	“Fab Two” shall mean a second manufacturing facility described in a Change Order mutually agreed upon by the parties in accordance with Section 6.7.
1.23.	“Fab Two Prototypes” is defined in Section 6.7(a).
1.24.	“FCC Regulations” shall mean the regulations of the U.S. Federal Communications Commission applicable to Given’s proprietary transmitter antenna for the M2ATM Capsule.

1.25.

“FDA Quality System Regulations” shall mean the regulations of the U.S. Food and Drug Administration applicable to the methods and documentation of the design, testing, production, control, quality assurance, labeling and packaging of the M2ATM Capsule.

1.26.	“Force Majeure Event” is defined in Section 14.1.
1.27.

“Foreground IP” shall mean any Intellectual Property that is conceived, created or developed by either Given, Zarlink or any third parties contracted to develop such Intellectual Property in the course of performing work under this Agreement, whether or not incorporated into the Circuits.

1.28.	“Given” is defined in the Recitals.
1.29.	“Given’s Carrier” is defined in Section 7.1.
1.30.	“Given Competitor” is defined in Section 5.2(a).
1.31.	“Given Foreground IP” shall mean any Foreground IP relating to the Application Specifications, or to diagnostic or video medical devices generally.
1.32.

“Intellectual Property” or “IP” shall mean any and all know-how, processes, technologies, software, firmware, service, network or product architectures, specifications, drawings, flow charts, sketches, models, samples, tools, technical information or data, inventions, discoveries, techniques, technical information and all related proprietary rights worldwide arising under law, and whether or not perfected, including all (i) patents, patent applications and patent rights, (ii) rights associated with works of authorship including copyrights, copyright applications, copyright registrations, mask work rights, mask work applications, mask work registrations, (iii) rights relating to the protection of trade secrets and confidential information, (iv) any right analogous to those set forth in this definition and any other proprietary rights relating to intangible property, and (v) divisions, continuations, renewals, reissues and extensions of the foregoing (as and to the extent applicable) now existing, or hereafter filed, issued or acquired.

1.33.

“Joint Foreground IP” shall mean any Intellectual Property, whether or not incorporated into the Circuits that is agreed to be jointly owned by Zarlink and Given pursuant to a written agreement between the parties in accordance with Section 3.3.

1.34.	“LCIA” is defined in Section 12.3.
1.35.	“M2ATM Capsule” is defined in the Recitals.
1.36.	“Milestone Schedule” shall mean the schedule set forth in Section 2.2 as amended from time to time by a Change Order; “Milestone” shall mean each of the milestones described in the Milestone Schedule and “Milestone Date” shall mean the then applicable milestone date set forth opposite such milestone in the Milestone Schedule.

1.37.	“NRE” is defined in Section 2.6.
1.38.	“Performance Yield Guarantee” shall mean, for each lot of Production Circuits delivered by Zarlink, the compliance of * * *% of such Production Circuits with the Circuit Specifications.
1.39.	“Performance Yield Failure” is defined in Section 8.2(a).
1.40.	“Production Circuits” shall mean Circuits produced by Zarlink after Given’s acceptance of the Prototype Circuits.
1.41.

“Production Price” shall mean the unit price of each Production Circuit determined in accordance with Section 6.4, as adjusted from time to time prior to the Prototype Acceptance Date pursuant to a Change Order.

1.42.

“Prototype Phase” is defined in Section 2.1(c); “Prototype Acceptance Date” shall mean the date that the Final Prototypes are accepted, or deemed to have been accepted, by Given pursuant to Section 2.5; and “Prototypes”, “Initial Prototypes” and “Final Prototypes” are defined in Section 2.5.

1.43.	“Purchase Order” is defined in Section 6.1.
1.44.	“Scheduled Shipment Date” is defined in Section 6.1.
1.45.	“Senior Management” is defined in Section 12.2(c).
1.46.

“Specification Phase” is defined in Section 2.1(a) and “Specification Acceptance Date” shall mean the date the Circuit Specifications are accepted, or deemed to have been accepted, by Given pursuant to Section 2.3.

1.47.	“Zarlink”, “Zarlink AB”, “Zarlink UK” and “Zarlink US” are defined in the Recitals.
1.48.	“Zarlink Foreground IP” shall mean any Foreground IP relating to the design of or the manufacturing process used to manufacture, test and repair the Circuits, or to integrated circuits generally.
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

2.	CIRCUIT DEVELOPMENT
2.1.

Development Program. Zarlink shall design, test, package and deliver the Circuits to operate with Given’s proprietary Complementary Metal Oxide Semiconductor (CMOS) imager and the radio frequency (RF) power output of its transmitter antenna in accordance with the terms, conditions and procedures set forth in this Agreement and in strict compliance with (i) the Circuit Specifications and (ii) the Performance Yield Guarantee (such work being hereinafter referred to as the “Development Work”). The Development Work shall be implemented in the following three sequential phases:

(a)

During the “Specification Phase” Zarlink shall design the architecture for the Circuit and simulate key building blocks and prepare the specifications for the Circuits (such specifications, as amended or supplemented from time to time in accordance with Section 2.7, the “Circuit Specifications”) based on and in compliance with the Application Specifications. The Circuit Specifications shall include, without limitation, descriptions of the following:

(i)	Applicable Quality Standards;
(ii)	estimated die size; and
(iii)	testing criteria.

Zarlink shall be responsible for the Circuit Specifications, including without limitation, their accuracy and compliance with the Application Specifications and their fitness for use in fabricating the Circuits to operate with the CMOS imager and the RF transmitter antenna described in the Application Specifications. Given shall be responsible for the Application Specifications, including without limitation, their accuracy and compliance with Given’s requirements for the M2ATM Capsule and their fitness for use in manufacturing the M2ATM Capsule.

(b)

During the “Design Phase” Zarlink shall design the Cells, the final chip layout and the post simulation chip layout, the test system for determining the compliance of the Circuits with the Circuit Specifications, and the final chip packaging, all in compliance with the Circuit Specifications.

(c)

During the “Prototype Phase” Zarlink shall fabricate the masks and other tooling devices necessary for the fabrication of the wafers and the die to be used in the manufacturing of the Circuits and then fabricate and deliver to Given the Prototypes.

Zarlink shall incorporate into the design of the Circuits, to the maximum extent reasonably possible, the capacity for the Circuits to be fabricated initially at Fab One and, upon the mutual agreement of the parties pursuant to Section 6.7, Fab Two.

2.2.

Milestone Schedule. Zarlink shall use commercially reasonable efforts to implement the Development Work to achieve each of the milestones set forth below by the date set forth opposite such milestone, as such target milestone date may be extended from time to time by mutual agreement pursuant to Section 2.7:

Milestone	Target Milestone Date
Acceptance of Specification Phase	* * *
Acceptance of Design Phase	* * *
Acceptance of Initial Prototype	* * *
Acceptance of Final Prototype	* * *

Each party shall provide all technology, labor, material, tooling and facilities it requires to carry out its obligations in respect of the Development Work. The parties acknowledge that time is of the essence to the implementation of the Development Work and that each party’s timely performance of its obligations in respect of the Development Work depends, to some extent, on the other party’s timely performance of its obligations. Notwithstanding such acknowledgement, the parties agree that the Milestone Schedule may be adjusted only by mutual agreement pursuant to Section 2.7.

2.3.	Development and Acceptance of Circuit Specifications
(a)

Zarlink shall provide Given with written notice of the completion of a draft of the Circuit Specifications along with a copy of such draft and, as promptly as reasonably possible, the parties shall meet at a mutually agreed location to conduct a design review of the Circuit Specifications. Given shall have the right to request such adjustments and revisions to the draft of the Circuit Specifications as it deems appropriate and the parties shall negotiate in good faith any such adjustments and revisions.

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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

(b)

In the event that Zarlink and Given do not agree on the Circuit Specifications within thirty (30) calendar days of the commencement of such design review, either party shall have the option to terminate this Agreement by written notice to the other Party.

2.4.	Development and Acceptance of Design
(a)

Zarlink shall provide Given with written notice of the completion of the Design Phase and, as promptly as reasonably possible, the parties shall meet to conduct a design review at which Zarlink shall make available to Given all schematic diagrams and other documentation developed in such Design Phase. Given shall have fourteen (14) calendar days from the commencement of such design review to accept or reject, in writing, the results of the Design Phase. If Zarlink does not receive an express written rejection within such period, the Design Phase shall be deemed to have been accepted by Given. Any written rejection shall specify in reasonable detail the reasons for such rejection. In the event of such rejection, Zarlink shall have a period of fourteen (14) calendar days after receipt of notification of rejection to cure the defects or other nonconformity set forth in such notice, or to provide Given with a schedule providing for the resolution of such defects within thirty (30) calendar days after receipt of such notification of rejection.

(b)

In the event that Zarlink is unable to cure such defects or other nonconformity within such cure periods, Given shall not be liable for any payment to Zarlink pursuant to Section 2.6 or otherwise with respect to the Design Phase, and Given shall have the option to terminate this Agreement as provided in Section 11.2(b)(ii).

2.5.	Development and Acceptance of Fab One Prototypes
(a)

Initial Prototypes. Zarlink shall deliver to Given ten (10) prototypes of the Circuits in ceramic dual in-line (DIP) packaging (the “Initial Prototypes”) after testing such prototypes for basic compliance with the Circuit Specifications and providing Given with the opportunity to be present at such tests by giving it fifteen (15) calendar days written notice of the scheduled date of such tests. Given shall have the right to request such adjustments and revisions to the Initial Prototypes as it deems appropriate and the parties shall negotiate in good faith any such adjustments and revisions.

(b)

Final Prototypes. As promptly as is reasonably possible after agreement of the parties on the Initial Prototypes, Zarlink shall deliver to Given five hundred (500) prototypes of the Circuits in final production, chip scale packaging (the “Final Prototypes” and, together with the Initial Prototypes, the “Prototypes”), after testing the

Prototypes to its satisfaction for basic compliance with the Circuit Specifications.

(i)

Given shall test the Final Prototypes at Given’s manufacturing facility in Israel in the presence of Zarlink at a time mutually agreed upon by the parties. Such tests shall be conducted through the assembly and testing of M2ATM Capsules using the Final Prototypes with all peripherals for the M2ATM Capsule described in the Application Specifications, including the CMOS imager, transmitter antenna and LED illuminators.

(ii)

Given shall have forty-five (45) calendar days from completion of such tests to accept or reject, in writing, the Final Prototypes. Unless written notice of rejection of the Final Prototypes is received by Zarlink within forty-five (45) calendar days from receipt of the Final Prototypes by Given, the Final Prototypes shall be deemed to have been accepted by Given and, in the case of deemed acceptance of the Final Prototypes, Zarlink may invoice Given for accomplishment of the corresponding Milestone.

(c)

Given may not reject the Prototypes except for failure of any Prototype to comply with the Circuit Specifications. Any rejection shall specify in reasonable detail the nature of the failure, in which case the Prototypes shall be returned to Zarlink upon its written request. Zarlink shall replace the defective Prototypes within a reasonable period of time, but not later than seventy (70) calendar days from the date that Given provides Zarlink with notice of such failure.

(d)

In the event that Given and Zarlink are unable to agree on the Initial Prototypes or Zarlink is unable to cure defects in or the non-compliance of Final Prototypes within the cure period described in Section 2.5(b)(ii), Given shall not be liable for any payment to Zarlink pursuant to Section 2.6 or otherwise with respect to the Prototypes, and Given shall have the option to terminate this Agreement as provided in Section 11.2(b)(ii).

2.6.

Payment. In complete payment for the Development Work (including the Prototypes), Given shall pay Zarlink the fixed amount of $* * * for its non-recurring engineering and capital expenditures (“NRE”) incurred in performing the Development Work (as such NRE may be adjusted from time to time by mutual agreement pursuant to Section 2.7, the “Development

______________

* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

Cost”). The NRE shall be payable in installments on each of the following dates in amounts equal to the percentage thereof set forth opposite such date:

Date	Percentage of NRE
Effective Date	* * *%
Design Acceptance Date	* * *%
Prototype Acceptance Date	* * *%

Given shall pay the initial installment on the Effective Date. Zarlink shall submit an invoice to Given for each subsequent installment upon achievement of the relevant Milestone Date. Given shall pay each such invoice in U.S. dollars, net * * * days from the date the invoice is received.

2.7.

Change in Development Work. Any change to the Circuit Specifications after the Specification Acceptance Date, the Milestone Schedule, the Development Cost or the Production Price prior to the Prototype Acceptance Date, shall be made only by a Change Order reflecting the mutual agreement of the parties in accordance with this Section 2.7.

(a)

Given shall have the right to request such changes to the Circuit Specifications as a result of any change to the Application Specifications affecting the Circuit Specifications or as Given otherwise deems appropriate.

(b)

If Given proposes changes to the Circuit Specifications, the parties shall consult with each other as promptly as reasonably possible concerning the potential impact of such change on the Development Work and, if necessary, Zarlink shall prepare as promptly as reasonably possible a detailed written estimate of (i) the cost of such changes and the consequent effect thereof on (x) the Development Cost and (y) to the extent such change would result in an increase or decrease in chip size of more than * * *%, the Production Price and (ii) Zarlink’s ability to complete the remaining Development Work in accordance with the Milestone Schedule.

(i)	Zarlink agrees that any changes in the Development Work as a result of a change to the Circuit Specifications shall be performed on fixed-price, lump sum basis in an amount agreed
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

to in advance by Given and Zarlink, taking into consideration any savings or costs not incurred by Zarlink due to such change, in the form of an adjustment to the Development Cost amortized over the remaining installments thereof.

(ii)

In the event Given and Zarlink agree on the technical feasibility of proposed changes to the Circuit Specifications and any adjustment to the Milestone Schedule, but not the cost of implementing the consequent changes to the Development Work within thirty (30) days of Given providing its proposed change to the Circuit Specifications in writing to Zarlink, either party may commence the dispute resolution process under Section 12 upon entering into a Change Order reflecting the nature of the agreement on the Circuit Specifications and the Milestone Schedule. Zarlink thereafter shall continue to implement the Development Work in accordance with this Agreement, as amended by the Change Order, and the resolution of the cost of the Change Order in accordance with Section 12 shall be final and binding upon each of the parties.

(iii)

In the event that the parties do not agree on the technical feasibility of the proposed changes to the Circuit Specifications or the Milestone Schedule and enter into a Change Order with respect thereto within thirty (30) days of Given providing its proposed changes to the Circuit Specifications in writing to Zarlink, either party may terminate this Agreement by written notice to the other party.

(c)

Zarlink may request additional information with respect to the Application Specifications to the extent reasonably necessary to complete the Circuit Specifications and may propose changes to the Circuit Specifications or the Milestone Schedule to the extent reasonably necessary to complete the Development Work.

(i)

The parties shall consult with each other concerning the effect of any such additional information on the Development Work and on any such proposal to change the Circuit Specifications or the Milestone Schedule following receipt of such information or as Zarlink otherwise deems appropriate. Zarlink shall not be entitled to any adjustment to the Development Cost or otherwise to any additional costs but shall be entitled to an adjustment to the Milestone Schedule (i) on a day-for-day basis to the extent that Given fails to provide any additional information with respect to the Application Specifications reasonably requested by Zarlink within fourteen (14) calendar days or (ii) to the extent that the parties mutually agree to a Change Order in the case of any proposal by Zarlink to change the Circuit Specifications or Milestone Schedule.

(ii)

In the event that the parties do not agree on a Change Order within thirty (30) days of Zarlink providing its proposed change to the Circuit Specifications or Milestone Schedule in writing to Zarlink, either party may terminate this Agreement by written notice to the other party.

2.8.	Management Review Meetings; Inspections.
(a)

Each party hereto may from time to time during the term of this Agreement, dispatch its pertinent engineers to an agreed place, subject to the prior written consent of the other party, to have meetings for the purpose of expediting and/or solving problems relating to the development, manufacture, production and quality of the Circuits, and the operation and performance of this Agreement.

(b)

Each party agrees to make that portion of its facilities devoted to the development or manufacture of the Circuits available to the other party’s engineers and authorized employees during the course of Development Work for visits on a periodic basis to monitor progress of the development of the Circuits and/or to coordinate each party’s interest in a liaison capacity. A party wishing to send an engineer or authorized employee to the other’s facilities shall provide reasonable advance notice to the other party specifying the identity of the individual, the purpose of the visit and the anticipated length of stay. If the party receiving such a notice has an objection to any of the terms of the visit, the parties shall negotiate in good faith to resolve such difference and to reach agreement on the terms of the visit. Any engineer or authorized employee of either party who visits the facilities of the other party shall be required to comply with the health and safety policies and regulations applicable to the facilities.

(c)

Each party hereto shall bear separately all costs and expenses of its engineers and authorized employees, except those arising from its activities at the other party’s facilities in a liaison capacity such as telephone, facsimile, mail, copy and other clerical works, relating to the development of the Circuits; provided that as a condition to the provision of such access, such engineers and authorized employees shall agree to be bound by the provisions of Section 4 in all respects.

2.9.	Design Escrow.
(a)

Upon the Specification Acceptance Date and the Design Acceptance Date, and at Given’s request, Zarlink shall deposit in escrow at an institution in the United States, selected by Zarlink and reasonably agreeable to Given (the “Escrow Agent”), the Circuit Specifications, all Graphical Design System II (GDSII) data, hardware description digital files and schematic diagrams, and all other design and manufacturing documentation (in written and electronic form) relating to the design and manufacture of the Circuits developed by Zarlink, including, without limitation, all documentation related to the Cells and to the Zarlink Foreground IP and applicable Zarlink Background IP (such documentation, the “Escrow Documents”). Zarlink shall on a quarterly basis place into the escrow any revisions or updates to the Escrow Documents. The nature of the Escrow Documents shall be to enable Given or an authorized third party to manufacture the Circuits without technical or other assistance from Zarlink.

(b)

The Escrow Documents shall be held by the Escrow Agent pursuant to an escrow agreement (the “Escrow Agreement”) among the Escrow Agent, Zarlink and Given, in form and substance reasonably satisfactory to Zarlink and Given. The Escrow Agreement shall provide for the transfer by Zarlink to the Escrow Agent of all right, title and interest in each Escrow Document upon the delivery of such Escrow Document to the Escrow Agent and for the release by the Escrow Agent to Given of the Escrow Documents and the transfer by the Escrow Agent to Given of all right, title and interest in the Escrow Documents upon the occurrence of any of the following events:

(i)	Zarlink becomes insolvent or Zarlink petitions for or consents to or becomes subject to any relief under any bankruptcy, reorganization, or moratorium statutes or similar debtor relief laws;
(ii)

this Agreement is terminated in accordance with Section 2.7(b)(iii) or Section 2.7(c)(ii), Section 10.4 (other than to the extent the claim for willful infringement subject thereto relates to any Escrow Document), Section 11.2(b), Section 11.3, or Section 14.4, provided that any Dispute with respect any such termination as to which a Dispute Notice has been served by either party on the other within seven (7) days of notice of such termination shall have been finally resolved in accordance with Section 12 hereof.

At any time Given shall be permitted (itself or through its agent) to verify and test the deposited materials for completeness and accuracy.

(c)	The fees and expenses of the Escrow Agent shall be split equally between Zarlink and Given. The fees and expenses related to verification and testing of the Escrow Documents shall be borne by Given.

3.	INTELLECTUAL PROPERTY RIGHTS
3.1.

Background IP. Zarlink and Given acknowledge and agree that all right, title and interest in and to all Background IP of the other party shall remain the exclusive property of such other party and third parties who licensed such other party to use such Background IP.

3.2.	Foreground IP.
(a)

Given acknowledges and agrees that all right, title and interest in and to all Zarlink Foreground IP created with regard to this Agreement, shall inure to the sole and exclusive benefit of Zarlink. Subject to Sections 4 and 5, Zarlink shall have the right to exploit, and to grant to any third party the right to exploit, all rights with respect to the Zarlink Foreground IP. Given hereby assigns to Zarlink all right, title and interest in and to any rights it may now or hereafter have in any Zarlink Foreground IP and shall take all necessary actions, at Zarlink’s reasonable request and sole cost, to perfect such assignment.

(b)

Zarlink acknowledges and agrees that all right, title and interest in and to all Given Foreground IP created with regard to this Agreement, shall inure to the sole and exclusive benefit of Given. Subject to Section 4, Given shall have the right to exploit, and to grant to any third party the right to exploit, all rights with respect to the Given Foreground IP. Zarlink hereby assigns to Given all right, title and interest in and to any rights it may now or hereafter have in any Given Foreground IP and shall take all necessary actions, at Given’s reasonable request and sole cost, to perfect such assignment.

3.3.

Joint Foreground IP. Zarlink and Given agree to use all reasonable efforts to identify, notify the other party of and negotiate appropriate terms in writing relating to the development of Joint Foreground IP by the parties; provided that in no event shall any party be liable to the other party for the failure to identify any such opportunity for the development of Joint Foreground IP; provided, further, that, unless otherwise agreed upon by the parties in writing, all right, title and interest in Joint Foreground IP shall be jointly owned by Zarlink and Given. Subject to the foregoing sentence, both parties agree to (i) notify the other party as soon as reasonably possible upon identifying an opportunity for the development of Joint Foreground IP and (ii) to use all reasonable efforts to negotiate mutually acceptable terms for the development and ownership of such Joint Foreground IP. Further, each party shall reasonably cooperate with the other in connection with prosecuting any third party infringement of Joint Foreground IP. Neither party may sell, assign, license, lease, transfer or otherwise convey any right, title or interest in and to Joint Foreground IP to any third party, without the prior written consent of the other party, except as otherwise agreed by the parties in writing.

3.4.	Registration of IP.
(a)

Neither party will register nor attempt in any country to register copyrights in, or register as a trademark, service mark, design patent, utility patent or industrial design or business designation, any of the other party’s Intellectual Property (including, without limitation, the Zarlink Foreground IP and the Given Foreground IP, respectively), or derivations or adaptations thereof, or any word, symbol, or design which is so similar thereto as to suggest direct or indirect association with or sponsorship by the other party or any of its affiliates.

(b)

Notwithstanding any provision of this Agreement to the contrary, Given shall have the right to file patents or for other intellectual property protection in any country of the world on Given Foreground IP, and Zarlink shall have the right to file patents or for other intellectual property protection in any country of the world on the Zarlink Foreground IP. Within three (3) months prior to the filing of any patent or other application for intellectual property protection pursuant to this Section 3.4(b), Given or, as the case may be, Zarlink shall provide the other party with a draft copy of such patent and/or application and a list of countries in which a filing will be made. Such patent or application shall be subject to Section 4 in all respects.

3.5.

Cells. During the Development Work, cells developed by Zarlink for the Circuits or proposed for use in the Circuits by Zarlink (collectively the “Cells”) will be made available upon request to Given. Given agrees to use the Cells only for the purpose of developing and simulating the system in which the Circuits will be used. Subject to Section 3.7, the Cells remain Zarlink’s property, and Given shall not use the Cells in other applications or disclose any information related to the Cells to a third party without prior written authorization by Zarlink.

3.6.

Mask Work Rights. In the event that Given believes a third party is infringing mask work rights in the Circuits, Given may request that Zarlink enforce its mask work rights against that third party. In the event that Zarlink refuses to enforce its mask work rights in the Circuits against the third party identified by Given, unless Zarlink obtains and provides to Given the opinion of competent legal counsel that the mask work rights in the Circuits are not being infringed by the identified third party, Zarlink shall grant Given the right to sue the identified third party for infringement of the mask work rights in the Circuits in the name of Zarlink, provided Given fully indemnifies Zarlink for damages arising from legal procedures initiated by Given pursuant to this provision or its failure to initiate or pursue such procedures.

3.7.	Licenses.
(a)

Given hereby grants to Zarlink a non-exclusive, fully paid up, worldwide license to use, modify and copy Given Background IP and Given Foreground IP solely for the purpose of allowing Zarlink to fulfill its obligations to Given under this Agreement; provided that, notwithstanding anything to the contrary in this Agreement, Zarlink shall in no event use, modify, practice, manufacture, have manufactured, copy, import, market, sell, offer for sale, lease, offer for lease, sublicense or otherwise furnish Given Background IP or Given Foreground IP in connection with any product or service for any third party (including, without limitation, the manufacture, sale, design or marketing thereof).

(b)

Zarlink hereby grants to Given a non-exclusive, fully paid up, royalty free, worldwide license to use, modify and copy the Cells, Zarlink Background IP and Zarlink Foreground IP solely for the purpose of allowing Given to exercise its rights and fulfill its obligations under this Agreement, including to design, manufacture, market, offer for sale and sell the Circuits for use in in-vivo gastrointestinal swallowable devices, provided that, for so long as the Escrow Documents have not been released to Given pursuant to Section 2.9, Given agrees that it shall not manufacture the Circuits or have the Circuits manufactured other than under this Agreement.

3.8.

Representation. To induce each other to enter into this Agreement, each party hereby represents and warrants to the other party as of the date hereof and as of each of the Specification Acceptance Date, the Design Acceptance Date, the Prototype Acceptance Date and the date of the delivery of any Production Circuits that there is no claim, demand or proceeding pending or, to its knowledge, threatened against it involving allegations of unfair competition or infringement or contributory infringement of any patents, trademarks, copyrights, trade secrets or any other proprietary, contractual, statutory or common law rights of any third parties related to, in the case of Zarlink, the manufacture or use of the Circuits and, in the case of each party, any Background IP of such party used or to be used in connection with the Circuits or any Intellectual Property developed by such party under this Agreement.

3.9.	Survival. The provisions of this Section 3 shall survive the expiration or earlier termination of the term of this Agreement and the release of the Escrow Documents pursuant to Section 2.9.
4.	CONFIDENTIAL INFORMATION
4.1.	Confidential Information.

(a)

For the purposes of this Agreement, “Confidential Information” shall mean all trade secrets or other proprietary information regarding the business affairs, finances, technology or processes of the other party (including, without limitation, the Application Specifications and the Circuit Specifications) or related to this Agreement. Confidential Information shall also include all information disclosed by either party to the other that is physically marked or orally identified as being confidential, proprietary, or the like.

(b)

Each party agrees that any Confidential Information of the other party may only be used for the purpose of performing its obligations under this Agreement and agrees to limit disclosure of such Confidential Information only to those employees of the receiving party and, subject to Section 15.3, approved subcontractors who have a “need to know” based upon the purpose of the disclosure. Each party shall use such degree of care in maintaining the confidentiality of any Confidential Information of the other party as it employs to protect its own confidential information, but, in any case, shall use at least a reasonable standard of care.

(c)	Neither party shall undertake, authorize or otherwise permit the disassembly, reverse engineering or de-compiling of any Confidential Information of the other party, in whole or in part.
4.2.

Exceptions to Non-Disclosure. Each party acknowledges that the other shall have no obligation to keep as confidential any information which: (i) was already known to the receiving party prior to disclosure by the disclosing party without any confidentiality obligation; (ii) which is or becomes publicly available through no fault of the receiving party; (iii) which is rightfully received by the receiving party from third parties, without restriction; (iv) which is released to a third party by the disclosing party without confidentiality restriction; (v) which is independently developed by the receiving party; (vi) which is identified in writing by the disclosing party as no longer subject to this Agreement; and/or (vii) which is required to be disclosed by a court of competent jurisdiction (but only after the party whose information is to be disclosed has been given a reasonable opportunity to contest the disclosure requirement) in which case the other party may only disclose such confidential information to the extent required by the court.

4.3.

Publicity. Neither Given nor Zarlink shall, without the prior written approval of the other party, issue any press releases or otherwise make any public statements with respect to the transactions contemplated by this Agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange so long as such party has used reasonable best efforts to obtain the approval of the other party prior to issuing such press release or making such public disclosure.

4.4.	Survival. The provisions of this Section 4 shall remain in full force and effect until five (5) years after the expiration or earlier termination of the term of this Agreement.
5.	COMPETITION
5.1.

Restriction on Sale of Circuits. Zarlink agrees that it shall not, directly or indirectly, sell, assign, license or transfer the Circuit Specifications or the Circuits to any other party or permit any third party to manufacture the Circuits without Given’s express prior written agreement. The provisions of this Section 5.1 shall survive the termination of this Agreement.

5.2.

Competition. In consideration of * * *, Zarlink agrees that it shall not, and shall not permit any of its affiliates (including Zarlink Semiconductor Inc.) to, directly or indirectly, within any jurisdiction worldwide:

(a)

use, modify, manufacture, have manufactured, copy, import, market, sell, offer for sale, lease, offer for lease or sublicense or otherwise furnish the Circuit Specifications, the Cells or Zarlink’s Background IP or Foreground IP to any third party in any manner connected with the designing, manufacturing, marketing, selling or offering for sale of in-vivo gastrointestinal swallowable devices (any such third party, a “Given Competitor”); or

(b)	* * *

The provisions of this Section 5.2 shall remain in full force and effect until the * * * anniversary of the date the term of this Agreement expires or is terminated for any reason other than pursuant to Section 11.2(a) or, if the term of this Agreement is terminated pursuant to Section 11.2(a), the * * * anniversary of the date of such termination.

6.	PRODUCTION CIRCUITS AND PRICES
6.1.

Purchase Orders. Given may issue an unlimited number of purchase orders (each, a “Purchase Order”) for Production Circuits from and after the Final Prototype Date. Each Purchase Order shall specify the quantity and the requested delivery date, which delivery date shall be at least * * * after the date of such Purchase Order. Zarlink shall acknowledge each Purchase Order within * * * of receipt and specify the date it shall ship the quantity of Production Circuits specified in such Purchase Order (such date, the “Scheduled Shipment Date”), provided that Zarlink shall use commercially

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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

reasonable efforts to schedule shipment on the requested delivery date specified in such Purchase Order. The terms of this Agreement shall take precedence over the pre-printed or other terms included in any purchase order from Given, sales acknowledgment from Zarlink, or other similar document.

6.2.	Minimum Quantities.
(a)

Given agrees to order and take delivery of * * * Production Circuits within the first thirty-six (36) months following the Prototype Acceptance Date. In the event that Given does not order and take delivery of * * * Production Circuits within such thirty-six (36) month period, Given shall pay to Zarlink an amount equal to the product of (i) the difference between * * * and the number of Production Circuits ordered by Given, multiplied by (ii) * * *. Given shall pay such amount in U.S. dollars net * * * of its receipt of an invoice from Zarlink.

(b)

The minimum incremental order that Given may place to purchase Circuits shall be * * * units, and the minimum quantity of Circuits to be ordered for any single shipment to Given shall be * * * units. For the avoidance of doubt, there shall be no limit on the number of Circuits Given may order in any year, in any Purchase Order or for any shipment.

6.3.	Inventory.
(a)

Zarlink shall establish within * * * of the Prototype Acceptance Date and thereafter at all times maintain at an Approved Fab, an inventory of Production Circuits equal to the greater of (i) * * * and (ii) the aggregate number of Production Circuits delivered in the * * * period immediately preceding the date of the latest Purchase Order.

(b)

Zarlink shall fill each Purchase Order first out of such inventory and second out of the fabrication of new Production Circuits and shall replenish such inventory upon the completion of such Purchase Order by fabricating new Production Circuits in the amount required to maintain such inventory in compliance with this Section 6.3 after taking into account such Purchase Order.

(c)	Upon the expiration or termination of this Agreement, Given shall purchase from Zarlink, and Zarlink shall deliver to Given, any Productions Circuits remaining in the inventory maintained in
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

compliance with this Section 6.3. Given shall pay Zarlink for each such Production Circuit delivered to it at the unit price in effect at the time of the expiration or termination of this Agreement.

6.4.	Prices for Production Circuits. In complete payment for the delivery of Production Circuits, Given shall pay Zarlink the following unit price for each Production Circuit:
(a)	$* * * per unit until the earlier of (i) delivery of the first * * * Production Circuits and (ii) the date * * * after the Prototype Acceptance Date;
(b)

if Given does not order and take delivery of * * * Production Circuits during such * * * period, $* * * per unit ordered in the succeeding * * * period until the earlier of (i) the delivery of the difference between * * * Production Circuits and the number of Production Circuits delivered during the * * * period after the Prototype Acceptance Date and (ii) the date * * * after the Prototype Acceptance Date; and

(c)

after the earlier of (i) the delivery of * * * Production Circuits and (ii) the date * * * after the Prototype Acceptance Date, the unit price set forth below opposite the volume of Production Circuits delivered in each of the * * * periods beginning on such date and ending on the anniversary thereof and thereafter beginning and ending on each anniversary of such date:

Annual Volume	Unit Price
* * *	$* * *
* * *	$* * *
* * *	$* * *
* * *	$* * *
* * *	$* * *
* * *	$* * *

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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

The applicable unit price for each Production Circuit shall be determined by the date such Production Circuit is delivered or, if delivery is delayed beyond the Scheduled Shipment Date solely by Zarlink, the Scheduled Shipment Date.

6.5.

Marking. Zarlink shall imprint the packaging for Production Circuits with an article number and lot number. Zarlink shall make available for Given’s use space for imprinting Given’s name, part number, or other appropriate information reasonably requested by Given. All such information to be affixed to the packaging for the Production Circuits shall be determined by the parties no later than the Prototype Acceptance Date. Any subsequent changes in the information to be affixed to the packaging shall be subject to Zarlink’s approval and may be subject to an associated reasonable setup fee.

6.6.

Minimum Annual Purchase Requirement; Last-Time Buy. Subject to the termination provisions of this Agreement, Zarlink agrees to make the Circuits available for sale to Given for a minimum of * * * from the Prototype Acceptance Date, provided that in each of the * * * periods following the earlier of the delivery of * * * Production Circuits and (ii) the date thirty-six (36) months after the Prototype Acceptance Date, Given orders and takes delivery of at least * * * Production Circuits. If in any such twelve (12) month period Given fails to order and take delivery of at least * * * Production Circuits and Zarlink desires to discontinue the sale of Production Circuits to Given, Zarlink may terminate this Agreement by at least six (6) months written notice to Given of the discontinuance of the sale of the Production Circuits, subject to the right of Given to place a “last-time” buy order pursuant to Section 11.5.

6.7.

Change in Manufacturing Location. Zarlink shall fabricate Prototypes and Production Circuits solely at Fab One, unless either party requests in writing and the parties mutually agree to the establishment of Fab Two as follows:

(a)

If either party requests the establishment of a second manufacturing facility, the parties shall consult with each other as promptly as reasonably possible concerning such request and Zarlink shall prepare as promptly as reasonably possible a detailed written estimate of its NRE to develop prototypes of the Production Circuit to be fabricated at Fab Two (the “Fab Two Prototypes”).

(b)	The agreement of the parties with respect to the establishment of a Fab Two and the NRE to develop the Fab Two Prototypes shall be reflected in a Change Order, provided that Zarlink may not invoice
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

Given for such NRE, and Given shall not be required to pay such NRE or accept delivery of any Production Circuits manufactured at Fab Two, unless and until Given accepts, or is deemed to have accepted, the Fab Two Prototypes pursuant to the procedures for the testing of the Final Prototypes set forth in Section 2.5(b). Given shall pay the NRE for the Fab Two Prototypes in U.S. dollars, net thirty (30) calendar days from the date Given receives the invoice therefor.

(c)

In the event the parties are unable to agree on the establishment of Fab Two, Zarlink shall continue to manufacture at Fab One and deliver to Given Production Circuits in accordance with the terms of this Agreement.

7.	DELIVERY AND PAYMENT TERMS
7.1.

F.O.B. Zarlink shall ship all Circuits (including Prototypes and Production Circuits) F.O.B. the Approved Fab at which such Circuits are manufactured. At Given’s request, Zarlink shall prepay shipping charges and itemize those prepayments on Given’s invoice.

7.2.

Instructions. Zarlink shall ship Circuits according to Given’s reasonable instructions. Given shall provide Zarlink with reasonable directions as to the mode of transportation and the carrier(s) to be used for shipment as well as the requested delivery location. If Given fails to provide instructions to Zarlink, Zarlink may use any shipping method it deems reasonable. The carrier used to ship Circuits to Given from Zarlink’s F.O.B. point shall be referred to herein as “Given’s Carrier.”

7.3.

Shipment Date. Zarlink shall use commercially reasonable efforts to ship on each Scheduled Shipment Date the quantity of Production Circuits ordered by Given and agreed by Zarlink to be shipped on such Scheduled Shipment Date and to expeditiously ship the quantity of Production Circuits ordered by Given and not shipped on such Scheduled Shipment Date.

7.4.

Risk of Loss. Zarlink’s obligation to make delivery shall be fulfilled upon delivery of the Circuits to Given’s Carrier. Title to, and all risk of loss or damage to, the Circuits shall pass to Given upon delivery to Given’s Carrier. Zarlink shall in no event have any responsibility for any loss or damage caused during or as a result of shipment after delivery to Given’s Carrier. It shall be the sole responsibility of Given to arrange for appropriate transportation insurance and to file any appropriate claims for reimbursement with Given’s Carrier.

7.5.	Payment Terms. Zarlink shall submit an invoice to Given for each shipment of Production Circuits delivered by Zarlink to Given. Given shall pay each invoice in U.S. dollars, net * * * from the date the invoice is received, unless Given rejects any such Production Circuits as provided in Section 8.1. All payments shall be made to Zarlink AB at the address specified in the invoice.

7.6.	Taxes.
(a)

All payments by Given to Zarlink shall be made net of customs duties and any sales, use, excise or other similar taxes imposed pursuant to the laws of the United Kingdom or the country where Fab Two is located on the sale or export of Production Circuits and net of all withholding taxes imposed pursuant to the laws of Israel on payments by Given to Zarlink (collectively, “Covered Taxes”).

(b)

If any Covered Taxes are now or in the future levied or imposed on Zarlink by any competent governmental authority, or if Given is prevented by operation of law or otherwise from making or causing to be made any payments without deduction for or on account of Covered Taxes, the amount payable by Given under the relevant invoice from Zarlink shall be increased to such amount as may be necessary so that Zarlink receives the full amount it would have received (taking into account any Covered Taxes payable on amounts payable by the Given under this subsection (b)) had those payments been made without that deduction, unless Given supplies Zarlink with an appropriate tax exemption certificate.

(c)

Sections 7.6(a) and (b) shall not apply to, and Zarlink shall be responsible and liable for the timely payment of, any and all income, withholding and similar taxes imposed on or with respect to its properties, income and operations in connection with the performance of its obligations under this Agreement and any amounts received from Given hereunder, except for withholding taxes imposed pursuant to the laws of Israel.

(d)

Zarlink shall, at the request of Given, use reasonable efforts to deliver any certificate or document requested by Given if such certificate or document, in the reasonable opinion of Given, could avoid the payment by Given of any additional amounts to or for the account of Zarlink under this Section 7.6.

7.7.	Interest on Past Due Amounts. Any amounts due from either party under this Agreement that are not paid when due shall bear simple, non-compounded
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

interest at the rate of * * * for the actual number of days elapsed on the basis of a 360 day year.

8.	PRODUCTION CIRCUITS WARRANTY
8.1.

Certification. Each lot of Production Circuits shall be accompanied by a certificate from Zarlink, in form and substance reasonably satisfactory to Given, certifying that each Production Circuit included in such lot complies with the Circuit Specifications. Given shall be entitled to refuse to accept delivery of any lot of Production Circuits not accompanied by such a certificate and, if a certificate is not provided by Zarlink within fourteen (14) calendar days of written notice from Given, Given shall be entitled to return such lot, F.O.B. to the Approved Fab from which such Circuits were shipped, in the original or appropriate replacement packaging with a return material authorization (RMA) number provided by Zarlink. Given shall be deemed to have accepted all Production Circuits delivered to it, unless Given otherwise notifies Zarlink in writing within thirty (30) calendar days after receipt, subject to Given’s rights under the warranty provisions set forth in this Section 8.

8.2.	Circuit Warranties. The following warranties shall apply to the Productions Circuits:
(a)

Zarlink warrants that (i) each Production Circuit (including each replaced by Zarlink as provided in Section 8.3) (A) shall comply with the Circuit Specifications and (B) shall be free from defects in material and workmanship under normal use and service for a period of * * * from the date of delivery thereof to Given and (ii) each lot of Production Circuits shall comply with the Performance Yield Guarantee. Any non-compliance of any Production Circuit with the Circuit Specifications or any such defect hereinafter is referred to as a “Defect” and any failure of any lot of Production Circuits to comply with the Performance Yield Guarantee is hereinafter referred to as a “Performance Yield Failure”.

(b)

Prototypes are delivered “AS IS”, “WITH ALL FAULTS,” and with no warranty whatsoever except that Zarlink shall test Prototypes to its satisfaction for basic compliance with the Circuit Specifications prior to their shipment to Given.

(c)	THE LIMITED WARRANTIES STATED ABOVE ARE THE EXCLUSIVE WARRANTIES PROVIDED BY ZARLINK AND
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

ARE MADE IN LIEU OF ANY OTHER WARRANTIES, EXPRESSED, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE PROTOTYPES, PRODUCTION CIRCUITS, FUNCTIONALITY OF THE PROTOTYPES AND PRODUCTION CIRCUITS, AND CORRECTNESS OR APPLICABILITY OF THE APPLICATION SPECIFICATIONS, WHICH OTHER WARRANTIES ARE SPECIFICALLY DISCLAIMED.

8.3.	Defective Circuits.
(a)

Given may test Production Circuits at any time after receipt and within the warranty period to ensure adherence of each Production Circuit to the Circuit Specifications and of each lot of Production Circuits to the Performance Yield Guarantee. Such tests shall be conducted in the production line for the assembly and testing of M2ATM Capsules. Given’s determination of whether any lot of Production Circuits meets the Performance Yield Guarantee shall be based on the testing of at least * * *% of the Production Circuits included in such lot.

(b)

If (i) Zarlink is notified promptly in writing within the warranty period upon discovery of any Defect or determination of any Performance Yield Failure, including a detailed description of such Defect or determination of such Performance Yield Failure; (ii) such defective Production Circuits are returned to Zarlink, F.O.B. to its Approved Fab in the original or appropriate replacement packaging, and (iii) such Defect or Performance Yield Failure was not caused by (A) accident, (B) abuse, misuse or neglect, (C) improper handling, storage, installation, or testing, (C) unauthorized repair or alteration, (D) use contrary to any written instructions issued by Zarlink and received by Given or (E) any other cause, in each case, not attributable to defects in material or workmanship or negligence on the part of Zarlink or its agents or sub-contractors, then Zarlink shall (at its sole option) either replace such Production Circuits or credit Given the purchase price of such Production Circuits.

(c)

No Production Circuits may be returned to Zarlink without an RMA number provided by Zarlink. Prior to any return of Production Circuits pursuant to this Section 8.3, Given shall afford Zarlink the opportunity to inspect such Production Circuits at Given’s location,

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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

and any such Production Circuits so inspected shall not be returned to Zarlink without its prior written consent.

(d)

This Section 8.3 sets forth Zarlink’s sole obligation and liability and Given’s exclusive remedies, for claims based on Defects or Production Yield Failures. In no event shall Zarlink be liable to Given for damages in respect of any such Defects or Production Yield Failures.

(e)	The warranties under this Section 8.3 are extended to Given and are not assignable or transferable to subsequent purchasers.
8.4.

Replacement Circuits. Zarlink shall deliver any replacement Circuits under Section 8.3 to Given transportation prepaid. Replacement Circuits shall be subject to the warranties provided for in Section 8.2 only to the extent of the unexpired period of the applicable warranty, except that the warranty period shall be automatically increased when the unexpired period is less than * * * so as to provide a * * * warranty period for any replacement Production Circuits.

9.	RESCHEDULES; CANCELLATIONS OF PURCHASE ORDERS
9.1.

Reschedules. Given may reschedule a Purchase Order for Production Circuits if Zarlink receives a written request to reschedule at least * * * before the Scheduled Shipment Date. A Purchase Order may be rescheduled to no more than * * * after the original Scheduled Shipment Date. Given may reschedule any single shipment only one time. Any other reschedules of Purchase Orders for Production Circuits shall be at the discretion of Zarlink.

9.2.

Cancellations. Given may cancel a Purchase Order for Production Circuits on written notice to Zarlink, subject to payment of the cancellation charges equal to the percentage of the purchase price of the ordered Circuits set forth opposite the number of calendar days before the Scheduled Shipping Date that Zarlink receives written notice of the cancellation, provided that no cancellation charges shall be due if production of the ordered Circuits has not commenced.

Percentage	Calendar Days Notice
* * *	* * *
* * *	* * *
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* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

* * *	* * *
* * *	* * *
* * *	* * *

9.3.

Scrap. If the Circuit Specifications are changed pursuant to Section 2.7 after acceptance of the Design Acceptance Date but before the Prototype Acceptance Date, Given shall pay Zarlink for all wafers in process. Wafers that must be scrapped shall be charged at a price of $* * * per wafer, plus $* * * per wafer multiplied by the number of masks that such wafers have been processed through. After the Prototype Acceptance Date, if Given changes or alters the Circuit Specifications and thereby cancels any pending orders for Production Circuits, Given shall pay Zarlink for all work in process in accordance with the cancellation schedule in Section 9.2.

10.	INDEMNIFICATION
10.1.	Indemnification of Zarlink by Given.
(a)

Given shall, at its own expense, indemnify, defend and hold Zarlink harmless from and against all expense, liability and loss resulting from any claim, demand or proceeding arising from or based on the following:

(i)

subject to Section 10.2(a), allegations of unfair competition or infringement or contributory infringement of any patents, trademarks, copyrights, trade secrets or any other proprietary, contractual, statutory or common law rights of any third parties related to any Background IP of Given or any other Intellectual Property developed by Given under the terms of Section 3 of this Agreement; or

(ii)	bodily injury, property damage or other liability to the extent such claim demand or proceeding arises from the negligent acts or omissions of Zarlink or its employees, officers or agents.
(b)

To invoke Given’s indemnification of Zarlink, Zarlink must (i) give Given prompt notice in writing after any such claim, demand or proceeding becomes known to Zarlink, (ii) give Given full authority and exclusive control of the defense of such claim, demand or proceeding and all negotiations for its settlement or compromise, (iii) not make any admission in respect to such claim, demand or

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proceeding, and (iv) give Given all needed information, assistance, and authority, at Given’s expense, to enable Given to defend against the claim, demand or proceeding. In the case of a final award of damages in any such matter, Given shall pay such award, but shall not be responsible for any settlement made without its prior written consent.

10.2.	Indemnification of Given by Zarlink
(a)

Zarlink shall, at its own expense, indemnify, defend and hold Given harmless from and against any expense, liability and loss resulting from any claim, demand or proceeding arising from or based on the following:

(i)

allegations of unfair competition or infringement or contributory infringement of any patents, trademarks, copyrights, trade secrets or any other proprietary, contractual, statutory or common law rights of any third parties related to the manufacture of the Circuits, any Background IP of Zarlink or any Intellectual Property developed by Zarlink under the terms of Section 3 of this Agreement; or

(ii)	bodily injury, property damage or other liability to the extent such claim demand or proceeding arises from the negligent acts or omissions of Given or its employees, officers or agents.
(b)

To invoke Zarlink’s indemnification of Given, Given must (i) give Zarlink prompt notice in writing after any such claim, demand or proceeding becomes known to Given, (ii) give Zarlink full authority and exclusive control of the defense of such claim, demand or proceeding and all negotiations for its settlement or compromise, (iii) not make any admission in respect to such claim, demand or proceeding, and (iv) give Zarlink all needed information, assistance, and authority, at Zarlink’s expense, to enable Zarlink to defend against the claim, demand or proceeding. In the case of a final award of damages in any such matter, Zarlink shall pay such award, but shall not be responsible for any settlement made without its prior written consent.

(c)

If Zarlink determines that use of the Circuits infringes any third party proprietary rights, Zarlink may, with Given’s prior written consent, which shall not be unreasonably withheld, (i) replace the Circuits with non-infringing ones that are substantially equal, or modify the Circuits to be non-infringing or (ii) obtain a license for Given to continue to use or sell the Circuits; provided, however, that any such replacement or modified Circuits shall meet all the requirements and be subject to all the provisions of this Sale Contract, and that such replacements or modifications or license shall not modify or relieve Zarlink of any of its obligations under this Agreement and, provided further, that Zarlink’s actions under this clause (c) do not disrupt the supply of Production Circuits to Given or otherwise impede Given’s use thereof.

10.3.

Limitations. Sections 10.1 and 10.2 state Given’s and Zarlink’s total responsibilities and liabilities and sole remedies for any claims falling within the scope thereof. Sections 10.1 and 10.2 are in lieu of and replace any other expressed, implied, or statutory warranty against infringement. In no event shall either Given or Zarlink be liable for any indirect, special, incidental or consequential damages resulting from any such infringement or claim thereof, except for statutory damages and any and all damages for willful infringement of third party intellectual property rights.

10.4.

Willful Infringement. In the event that Given notifies Zarlink of any claim, demand or proceeding for willful infringement of third party intellectual property rights subject to Zarlink’s indemnification of Given under Section 10.2(a), Zarlink may by written notice to Given stop manufacturing any Production Circuits subject to such claim, demand or proceeding, unless Given agrees in its sole discretion and in writing to fully indemnify Zarlink for any and all damages resulting from such claim, demand or proceeding, including without limitation, any indirect, special, incidental or consequential damages resulting from any such willful infringement or claim thereof; provided, however, that unless and until Given agrees to provide such an indemnity, Zarlink shall use commercially reasonable efforts to as promptly as possible (i) replace such Production Circuits with non-infringing ones that are substantially equal, or modify the Circuits to be non-infringing, or (ii) obtain a license for Given to continue to use or sell such Production Circuits; provided, further, however, that any such replacement or modified Circuits shall meet all the requirements and be subject to all the provisions of this Sale Contract, and that such replacements or modifications or license shall not modify or relieve Zarlink of any of its obligations under this Agreement. If Zarlink stops manufacturing Production Circuits pursuant to this Section 10.4 and does not provide replacement or modified Circuits within * * *, this Agreement may be terminated by either party upon written notice to the other party.

10.5.	Survival. The indemnification obligations of the parties under this Section 11 shall survive the expiration or earlier termination of this Agreement.
11.	TERM AND TERMINATION
11.1.	Term. This Agreement shall, unless it is sooner terminated in accordance with Section 11.2 or 11.3, have an initial term of five (5) years, and shall be
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automatically extended for up to five (5) one (1) year terms, unless either party gives the other notice, at least ninety (90) calendar days prior to any such automatic extension, that it elects to not extend the term of this Agreement beyond the end of the then current term. This Agreement also may be further extended by mutual written agreement of the parties.

11.2.	Termination. This Agreement may be terminated by the parties as follows:
(a)	This Agreement may be terminated by Zarlink by written notice to Given upon the occurrence of any of the following events:
(i)	Given petitions for or consents to or becomes subject to any relief under any bankruptcy, reorganization, or moratorium statutes or similar debtor relief laws;
(ii)

failure by Given to pay to Zarlink any sum due and owing within fifteen (15) calendar days after the payment due date and which is not cured within fifteen (15) calendar days after written notice by Zarlink to Given;

(iii)

any other material breach by Given of this Agreement which is not cured within forty-five (45) calendar days after written notice by Zarlink to Given specifying the alleged breach in reasonable detail; or

(iv)	failure by Given to meet the minimum annual purchase requirements set forth in Section 6.6.
(b)	This Agreement may be terminated by Given by written notice to Zarlink upon the occurrence of any of the following events:
(i)	Zarlink petitions for or consents to or becomes subject to any relief under any bankruptcy, reorganization, or moratorium statutes or similar debtor relief laws;
(ii)

Zarlink shall have failed to achieve the Design Acceptance Date or the Prototype Acceptance Date by the applicable Milestone Date and (A) such failure shall have not been cured within thirty (30) calendar days of written notice from Given of such failure or, in the case of any such failure resulting from any Force Majeure Event, within sixty (60) calendar days of the Milestone Date, or (B) Zarlink fails to provide Given within ten (10) calendar days of its failure to achieve such Milestone by the applicable Milestone Date reasonable, adequate assurance that the problem(s) causing such failure have been identified and that appropriate remedial actions have begun to ensure the achievement of such Milestone by the end of the relevant cure period specified in clause (A);

(iii)

Zarlink shall have failed to ship any Circuits by the Scheduled Shipping Date and (A) such failure shall have not been cured within thirty (30) calendar days of the Scheduled Shipping Date or, in the case of any failure to ship resulting from any Force Majeure Event, within ninety (90) calendar days of the Scheduled Shipping Date, or (B) Zarlink fails to provide Given within ten (10) calendar days of the Scheduled Shipping Date reasonable, adequate assurance that the problem(s) causing the Scheduled Shipping Date to be missed have been identified and that appropriate remedial actions have begun to ensure, insofar as possible, that shipment shall occur by the end of relevant cure period specified in clause (A);

(iv)

any other material breach by Zarlink of this Agreement which is not cured within forty-five (45) calendar days after written notice by Given to Zarlink specifying the alleged breach in reasonable detail.

(c)	This Agreement also may be terminated by either party upon written notice to the other as provided in Section 2.3(b), 2.7(b)(iii), 2.7(c)(ii), Section 10.4 or Section 14.4.
11.3.

Termination for Convenience. Zarlink may terminate this Agreement on twelve (12) months written notice to Given in the event of the acquisition by any person of all or substantially all of the assets or more than fifty (50%) of the shares of capital stock of Zarlink Semiconductor Inc., or Zarlink AB, Zarlink UK or Zarlink US, or the merger or consolidation of Zarlink Semiconductor Inc., or Zarlink AB, Zarlink UK or Zarlink US, into any other person, subject to satisfaction of the following conditions:

(a)

Any such person executes and delivers to Given an agreement in form and substance reasonably satisfactory to Given agreeing to be bound by the provisions of Sections 3, 4, 5 and 10 of this Agreement to the extent expressly stated to survive the termination of this Agreement and Given receives a legal opinion from appropriate counsel to such person that such Agreement has been duly authorized, executed and delivered and is enforceable in accordance with its terms.

(b)	Given may place a non-cancelable “last-time” buy order for Circuits before the end of the twelve (12) month notification period in accordance with Section 11.5.
(c)

The Escrow Documents shall be made available to Given and its representatives during such twelve (12) month notification period and shall be released from escrow (with title thereto transferred) to Given upon the expiration of such period and the termination of this Agreement, in each case only for the purpose of and to the extent necessary to have the Circuits manufactured solely for Given by another supplier.

(d)

During such twelve (12) month notification period, Zarlink shall provide reasonable assistance to Given to identify, and then transfer the manufacturing of the Circuits to, such other supplier, at Zarlink’s cost.

11.4.

Pre-existing Orders. In the event of the expiration or earlier termination of this Agreement, Zarlink and Given shall comply with the requirements of this Agreement with respect to any Purchase Orders for Production Circuits placed with and accepted by Zarlink prior to the effective date of such expiration or termination, unless such termination is pursuant to Section 11.2(b). Any suspension of further performance or termination of this Agreement by a party in accordance with its terms shall not affect such party’s legal rights and remedies against the other party. Obligations accrued under this Agreement prior to the termination or expiration of this Agreement shall be unaffected by such termination or expiration.

11.5.

Last-Time Buy Order. In the event that Zarlink gives notice to Given of the termination of this Agreement pursuant to Section 6.6 or 11.3 or of its election not to extend the term of this Agreement pursuant to Section 11.1, Given may place a non-cancelable “last-time” buy order at any time before the end of the applicable notification period, to be scheduled for delivery at times mutually reasonably agreed to by the parties. The maximum number of Production Circuits Given may order when placing any such last-time buy order is * * *.

11.6.

Payment for Minimum Quantities. In the event that this Agreement is terminated after the Prototype Acceptance Date other than pursuant to Section 11.3 or 14.4, Given shall pay to Zarlink any amount due under Section 6.2(a), after taking into account any Production Circuits to be delivered under Section 11.4 and Section 11.5.

11.7.	Survival. The provisions of Sections 3, 4, 5 and 10 shall survive the termination of this Agreement to the extent expressly provided therein.
12.	GOVERNING LAW, DISPUTE RESOLUTION AND ENFORCEMENT
12.1.

Governing Law. This Agreement shall be governed by the laws of the State of New York without regard to the conflicts of laws provisions thereof other than Section 5-1401 of the New York General Obligations Law or any

______________

* * * Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

contrary provision of the U.N. Convention on Contracts for the International Sale of Goods.

12.2.

Dispute. In the event a dispute or disagreement (hereinafter called a “Dispute”) arises between the parties in connection with the interpretation of any provision of this Agreement or the compliance or noncompliance therewith, or the validity or enforceability thereof, or the performance or nonperformance of either party to this Agreement, the following dispute resolution process shall be followed by the parties:

(a)

A Dispute shall be deemed to have arisen upon the delivery of a written notice by one party to the other describing the Dispute (hereinafter called the “Dispute Notice”). Upon delivery of the Dispute Notice, the parties agree to attempt to resolve the Dispute in a prompt and expeditious manner. Except for the Dispute Notice, all communications between the parties shall be on a without prejudice basis.

(b)

If the parties have not been able to resolve the Dispute within ten (10) calendar days after delivery of the Dispute Notice, either party may at any time thereafter request by written notice to the other party that the Dispute be escalated to Senior Management.

(c)

In the event such a written request is made, each party shall make available the senior executives specified in the following subparagraph (“Senior Management”) who shall meet within ten (10) calendar days after such request is made at the offices of the party which received the request to attempt to resolve the Dispute.

The Senior Management appointee for each party is as follows:

Zarlink:

Mr. Stephen Swift

Title: VP & GM, Medical Division

Given:

Mr. Kevin Rubey

Title: VP and COO

Either party may change its Senior Management appointee upon prior written notice to the other.

12.3.

Arbitration. In case any Dispute is not settled amicably by Senior Management within ten (10) days of escalation to Senior Management, such Dispute shall be referred to and finally resolved by arbitration under the Rules of the London Court of International Arbitration (the “LCIA”) by one (1)

arbitrator appointed by the LCIA. The place of the arbitration shall be New York, New York. The arbitrator shall be a lawyer qualified, as may be appropriate, in the field of intellectual property and shall be a national of the United States of America. The arbitration shall be conducted in the English language. The award rendered by the arbitrator shall be final and binding on Zarlink and Given and judgment may be entered in accordance with applicable law in any court having jurisdiction thereof.

12.4.

Costs. Each party shall bear the cost of preparing its own case; provided, however, that a party that brings an action to enforce its rights hereunder that prevails in such action shall be entitled to collect all costs, including reasonable attorney’s fees, incurred by the prevailing party in connection with such enforcement action.

12.5.	No Special Damages. Neither party shall be liable to the other party for any consequential, indirect or special damages.
12.6.	Exceptions. The parties, however, shall not be required to arbitrate and the dispute resolution process described in this Section 12 shall not apply to any Dispute relating to:
(a)

breach of any of the provisions of Sections 3, 4 or 5 relating to Intellectual Property, Confidential Information and competition, as to which the parties shall be entitled to apply to a court of competent jurisdiction for equitable relief as provided in Section 12.7; and

(b)

payment to Zarlink for any of the Production Circuits sold to Given hereunder, except if Given’s non-payment is based in fact on a warranty dispute under Section 8. If Zarlink can prove compliance with the applicable provisions of Section 8, it may proceed with suit for payment outside the dispute resolution process described in this Section 12.

12.7.

Equitable Relief. The parties agree that money damages alone may not be a sufficient remedy for a breach of the provisions of Section 3, 4 or 5. Accordingly, in addition to all other remedies of law or in equity that either party may have, such party shall be entitled to apply to a court of competent jurisdiction for specific performance and injunctive or other equitable relief arising from any breach or threatened breach of Section 3, 4 or 5. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York in any legal action, suit or proceeding pursuant to this Section 12.7.

13.	AUTHORIZED REPRESENTATIVES

13.1.

Appointment. Without prejudice to the provisions of Section 2.8, each party shall appoint a representative who shall be authorized and empowered to act for and on behalf of such party on all matters concerning this Agreement and the performance by such party of its obligations hereunder, excluding the execution of Change Orders and, in the case of Given, Purchase Orders (each such representatives, an “Authorized Representative”).

(a)	Zarlink has initially appointed Tor Ygdevik as its Authorized Representative until the Prototype Acceptance Date, and Ake Sivard, as its Authorized Representative thereafter.
(b)	Given has initially appointed Dov Avni as its Authorized Representative.

Each party shall be bound by the communications, directions, requests and decisions issued in writing by its Authorized Representatives, excluding Change Orders and, in the case of Given, Purchase Orders.

13.2.

Removal. Either party, with or without cause, may require the other Party to remove its Authorized Representative and shall replace such removed Authorized Representative as soon as reasonably practical with an individual reasonably acceptable to the removing party.

13.3.

Coordination. The Authorized Representatives shall organize weekly telephone conference calls with appropriate representatives of each of Zarlink and Given to review the progress and status of the Development Work and the manufacturing of Production Circuits.

14.	FORCE MAJEURE
14.1.

Definition. For the purposes of this Agreement, a “Force Majeure Event” shall mean any event or circumstances beyond the control of the affected party the consequences of which could not reasonably have been remedied, and which prevents, totally or partially, the performance of this Agreement by the affected party. The following events, the list of which is not exhaustive, constitute Force Majeure Events provided that they comply with the foregoing conditions:

(a)	any physical consequence of such natural elements as lightning, drought, fire, earthquake, volcanic eruption, landslide, flood, storm, cyclone, typhoon, tornado or exceptionally torrential rain;
(b)	explosion, fire or destruction of plant or equipment;
(c)	acts of declared or undeclared war, invasion, armed conflict or acts committed by a foreign enemy, revolution, rioting, insurrection, civil commotion, terrorist acts or sabotage; and

(d)	strikes, protest or demand actions, slow-down in work or other trade union disturbances other than at the facilities of the party claiming to have been affected by such a Force Majeure Event.

Notwithstanding the foregoing, the issuance by the United States Department of State or any other governmental authority of any other country of any travel advisory with respect to Israel shall not constitute a Force Majeure Event.

14.2.

Effect of Force Majeure Event. Neither party shall be responsible for the total or partial non-fulfillment of its obligations under this Agreement to the extent such non-fulfillment is directly caused by a Force Majeure Event, provided, that any party affected by the Force Majeure Event shall:

(a)

notify, without delay and as soon as physically possible, the other party of the occurrence and, subsequently, the termination of the circumstance and, if necessary, invite the other party to negotiate the settlement of the consequences of the Force Majeure Event in accordance with the provisions of this Agreement, indicating in such notice, insofar as possible, the probable duration and consequences of the circumstance; and

(b)	use its best efforts to reduce and overcome within a reasonable time, the effects of the Force Majeure Event which affect the performance of its obligations.
14.3.

Schedule Relief. Zarlink also shall be entitled to a day-for-day extension of any Milestone Date or any Scheduled Shipment Date to the extent that it is prevented from completing the applicable Milestone by such Milestone Date or, as the case may be, delivering Production Circuits by such Scheduled Shipment Date by any Force Majeure Event, provided that Zarlink complies with the conditions set forth in Section 14.2.

14.4.

Termination for Extended Force Majeure. If any Force Majeure Event, or the effects thereof, prevents either party from performing its obligations under this Agreement for a continuous period of sixty (60) days, either party may terminate this Agreement by written notice to the other party.

15.	MISCELLANEOUS
15.1

Relationship of the Parties. The parties acknowledge and agree that the relationship between them is solely that of independent contractors. Neither party, nor their respective employees, agents or representatives, has any right, power or authority to act or create any obligation, express or implied on behalf of the other party. Neither Zarlink nor its respective agents or employees shall be deemed to be the servants, employees or agents of Given.

15.2.	Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.
15.3.	Assignment and Subcontracts.
(a)	This Agreement may not be assigned by either party without the other party’s prior written consent.
(b)

Zarlink may subcontract for the performance of any of its obligations under this Agreement with any reputable subcontractor approved in writing by Given, provided that such subcontractor enters into a subcontract reasonably satisfactory to Given, which subcontract shall include, without limitation, the unconditional agreement by such subcontractor to provisions identical to the provisions of Sections 3, 4 and 5 of this Agreement and shall provide for an assignment of such subcontract to Given in the event this Agreement is terminated prior to the expiration of its term for any reason. Notwithstanding any such subcontract, Zarlink shall remain liable for the performance of all of its obligations under this Agreement and for any acts or omissions by any subcontractor in connection with this Agreement. Nothing herein shall create any contractual relationship between any subcontractor and Given, and Given shall have no obligation to make any payments to any subcontractor.

15.4.

Waivers. Any waiver by either party of any default by the other party hereunder shall not be deemed to be a continuing waiver of such default or a waiver of any other default or of any of the terms and conditions of this Agreement. No waiver shall be binding upon a party unless in writing and signed by such party.

15.5.

Amendments. The terms and conditions of this Agreement may not be superseded, modified, or amended except pursuant to a Change Order under Section 2.7 or 6.7 or otherwise in a writing signed by an authorized representative of each party.

15.6.

Headings. The headings and captions are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provisions hereof.

15.7.

Integration. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior quotations, negotiations, and other documents and agreements relating to this subject matter, unless specifically referenced in this Agreement.

15.8.

Notices. Any notice or communication pertaining to this Agreement must be in writing and given by prepaid overnight courier, by delivering the same in person, or by facsimile transmission. Such notice shall be deemed to be given on the date it is received by Given or Zarlink, as applicable. Notices are to be addressed as follows:

If to Zarlink:

Zarlink Semiconductor AB

Bruttovagen

1, P.O. Box 520

SE-176-26

Jarfalla, Sweden

Attn: VP and GM, Medical Division

Fax: + (46-858) 02-4500

Zarlink Semiconductor Limited

Tamerton Road

Roborough, Plymouth, Devon

England

Attn: VP and GM, Medical Division

Fax: + (41-1752) 693-000

Zarlink Semiconductor (U.S.) Inc.

10815 Rancho Bernardo Road, Suite 210

San Diego, CA 92127

Attn: VP & GM, Medical Division

Fax: + (858) 675-3400

and a copy to:

Zarlink Semiconductor Inc.

400 March Road

Ottawa, Ontario

Canada K2K 3H4

Attn: General Counsel

Fax: + (613) 592-7806

If to Given:

New Industrial Park

PO Box 258, Yoqneam

20692 Israel

Attn: Chief Operating Officer

Fax: + (972 4) 959 2466

A party may change its address for receiving notices by providing the other party notice of the new address in the manner provided above.

15.9.	Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument, and may be delivered by facsimile.

15.10.

Enforceability and Severability. It is the desire and intent of the parties to this Agreement that the provisions of this Agreement generally and of Sections 3, 4 and 5 in particular shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If any provision of this Agreement shall be adjudicated to be invalid or unenforceable, this Agreement shall be deemed to have been amended to delete therefrom such provision and such amendment shall apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

15.11.

Non-Exclusive Engagement. Given is entering into this Agreement with Zarlink on a non-exclusive basis and reserves the right, in its sole discretion but subject to the provisions of Sections 3 and 4, to enter into contracts with any other person with respect to the design and manufacturing of application specific integrated circuits for use in its M2A™ Capsule.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the dates set forth below, to be effective as of such date.

ZARLINK SEMICONDUCTOR AB
By:	/s/ A. P. Gallagher

Name: A. P. Gallagher Title: VP Operations

ZARLINK SEMICONDUCTOR LIMITED
By:	/s/ A. P. Gallagher

Name: A. P. Gallagher Title: VP Operations

ZARLINK SEMICONDUCTOR (U.S.) INC.
By:	/s/ Steven J. Swift

Name: Steven J. Swift Title: VP/GM Medical Division

GIVEN IMAGING LTD.
By:	/s/ Gavriel Meron

Name: Dr. Gavriel Meron Title: President and CEO

By:	/s/ Zvi Ben-David

Name: Zvi Ben-David Title: Vice President and CFO

EXHIBIT A

[Form of Change Order]

[Letterhead of Given Imaging]

Zarlink Semiconductor AB

Bruttovagen

1, P.O. Box 520

SE-176-26

Jarfalla, Sweden

Zarlink Semiconductor Limited

Tamerton Road

Roborough, Plymouth, Devon

England

Zarlink Semiconductor (U.S.) Inc.

10815 Rancho Bernardo Road, Suite 210

San Diego, CA 92127

Attn: VP & GM, Medical Division

Dear Sirs:

We refer to the Development and Supply Agreement (the “Agreement”) dated as of April 8, 2002 between Zarlink Semiconductor AB, Zarlink Semiconductor Limited, Zarlink Semiconductor (U.S.) Inc. (collectively, “Zarlink”) and Given Imaging, Ltd. (“Given”). Capitalized terms are used herein this defined in the Agreement. This letter shall constitute a Change Order under the Agreement confirm our mutual agreement with respect to the following matters:

1.	The Circuit Specifications are hereby amended and supplemented as provided in Schedule 1 attached hereto for all purposes of the Agreement.
2.	The Agreement is hereby amended as follows:1
a.	[The Milestone Schedule is hereby amended as follows:

Milestone	Revised Milestone Date

Acceptance of Specification Phase

______________
1	Insert applicable amendments.

Acceptance of Design Phase
Acceptance of Initial Prototypes
Acceptance of Final Prototypes
b.	[The amount of NRE payable pursuant to Section 2.6 of the Agreement is hereby [increased][decreased] from $* * * to $__________.]
c.	[The price for Production Circuits payable pursuant to Section 6.3 is hereby amended as follows:

[Specify].]

d.	The Second Fab will be established pursuant to Section 6.7 of the Agreement in [specify location] and the NRE for the development of the Second Fab Prototype is $__________.

Please indicate your acceptance and agreement to this Change Order as of the date hereof by executing one of the enclosed originals of this Change Order and returning it to Given at the address specified in Section 15.8 of the Agreement.

GIVEN IMAGING, LTD.
By:

Name: Title:
By:

Name: Title:

______________

* * *   Omitted pursuant to a confidential treatment request. The confidential information has been filed separately with the SEC.

ACCEPTED AND AGREED TO:

ZARLINK SEMICONDUCTOR AB
By:

Name: Title:

ZARLINK SEMICONDUCTOR LIMITED
By:

Name: Title:

ZARLINK SEMICONDUCTOR (U.S.) INC.
By:

Name: Title: